                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______________ to _____________

                          Commission File Number 1-5627

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

                              ITT INDUSTRIES, INC.
                   4 WEST RED OAK LANE, WHITE PLAINS, NY 10604

                   ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN
                             FOR SALARIED EMPLOYEES

                                                                                                               PAGE
                                                                                                               ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                      F-1
FINANCIAL STATEMENTS:
      Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002                       F-2
      Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2003         F-3
      Notes to Financial Statements                                                                          F-4 - F-10
SUPPLEMENTAL SCHEDULE:
      Form 5500, Schedule H, Line 4i - Schedule of Asset (Held at End of Year) as of December 31, 2003       F-11 - F-34
      Exhibit 23 - Consent of Independent Registered Public Accounting Firm                                  F-35

All schedules not required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

These financial statements have been prepared from the Company's books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2003.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

       BY:  /s/ Keith E. Johnson
            ------------------------------------------------------------------
            (Keith E. Johnson, Director, Pension/Savings Plan Administration)


       June 28, 2004
       -------------------
       (Date)

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                ($ IN THOUSANDS)

                                              December 31
                                              -----------
                                         2003           2002
                                         ----           ----
Assets:

Investments                            $1,733,725    $1,492,127

Receivables:
  Dividends                                 1,496         1,739
  Interest                                  2,596         2,964
  Employer Contributions                      596         1,276
  Participant Contributions                 1,725         3,457
  Unsettled Security Sales                  1,390        48,829
                                       ----------    ----------
      Total Receivables                     7,803        58,265

Liabilities:

  Accrued Financial Services Expense           30             -
  Unsettled Security Purchases                403        50,032
                                       ----------    ----------
      Total Liabilities                       433        50,032
                                       ----------    ----------

Net Assets Available for Benefits      $1,741,095    $1,500,360
                                       ==========    ==========

The accompanying notes to financial statements are an integral part of the above statements.

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                ($ IN THOUSANDS)

                                                         Year Ended
                                                       December 31, 2003
                                                       -----------------
Additions:

  Additions to Net Assets Attributed to:
    Investment Income:
      Net Appreciation in Fair Value of Investments        $210,242
      Dividends                                               7,973
      Interest                                               29,532
                                                         ----------
         Total Investment Income                            247,747
  Contributions:
      Participants                                           54,665
      Employer                                               19,589
      Rollovers                                               5,050
                                                         ----------
         Total Contributions                                 79,304

         Total Additions                                    327,051
                                                         ----------
Deductions:
  Deductions from Net Assets Attributed to:
      Withdrawals and Distributions                         (79,769)
      Investment Management Expenses                         (1,648)
      Administrative Expenses                                (3,017)
      Asset Transfers, Net                                   (1,882)
                                                         ----------
         Total Deductions                                   (86,316)

         Increase in Net Assets                             240,735
                                                         ----------
Net Assets Available for Benefits:
         Beginning of Year                                1,500,360
                                                         ----------

         End of Year                                     $1,741,095
                                                         ==========

The accompanying notes to financial statements are an integral part of the above statement.

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002, AND FOR
                        THE YEAR ENDED DECEMBER 31, 2003
                                ($ IN THOUSANDS)

1. DESCRIPTION OF THE PLAN

The following description of the ITT Industries Investment and Savings Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

GENERAL--The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of ITT Industries, Inc. (the "Company"). Employees are eligible to join the Plan on the first day of the calendar month following completion of one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Deutsche Bank Trust Company Americas and State Street Bank & Trust Company acted as the Plan's trustees (the "Trustees") for the period from January 1, 2003 to January 30, 2003 and January 31, 2003 to December 2003, respectively.

CONTRIBUTIONS--

EMPLOYEE--An eligible employee as defined in the Plan ("Member") may generally elect to contribute 2% to 25% of base salary. A Member (other than a Member subject to Puerto Rico's income tax) may designate his/her savings as Before-Tax Savings, After-Tax Savings, or any combination of the two. Effective January 1, 2002 and as a result of the IRS Non-Discrimination Test results, a participant who is considered a Highly Compensated Employee under the Plan may elect Plan savings up to a maximum of 14% of base pay as either Before-Tax Savings, After-Tax Savings, or any combination subject to the dollar limitation contained in section 402(g) of the Internal Revenue Code (the "Code").

Effective November 27, 2001, the Plan was amended to include an Employee Stock Ownership Plan ("ESOP"). Beginning on that date, all Company contributions, including the future Company contributions to the Plan, have been deposited into the ESOP. As a result of this change, all dividends associated with the Company contributions held in the ITT Industries Stock Fund in the Plan are immediately 100% vested. In addition, Members can make an election regarding the payment of their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the ITT Industries Stock Fund or paid to them in cash on a quarterly basis. All shares in the ESOP are allocated.

Effective November 12, 2002, the Plan's Members are no longer required to have their Company contributions invested in the ITT Industries Stock Fund. All Members will have the ability to invest their company contributions in any of the Plan's investment options.

EMPLOYER-- An amount equal to 50% of a Member's first 6% of covered compensation is matched by the Company. In addition, the Company contributes 1/2 of 1% of covered compensation to the Floor Company Contributions Account, as defined by the Plan, of each eligible Member.

Upon enrollment in the Plan, a Member may direct employee contributions in any whole percentage from 2% to 25% (subject to IRS limit) to any of twelve investment options, and the Member can change his/her future savings and reallocate his/her accumulated investments in 1% increments on a daily basis among the twelve funds limited to a maximum of four transactions per month. The twelve funds are as follows:

      ITT Industries Stock Fund
      Managed Equity Index Fund
      Stable Value Fund
      Balanced Fund
      Long Term Bond Fund
      Equity Value Fund
      Aggressive Growth Fund
      Global Equity Fund
      Small Cap Equity Fund
      Asset Allocation Fund - Conservative
      Asset Allocation Fund - Moderate
      Asset Allocation Fund - Aggressive

For Plan years beginning on or after January 1, 2000, the Company, or its designee, shall determine the amount of the Minimum Employer Contribution. The Minimum Employer Contribution for each Plan Year shall be deemed to be satisfied as of the date the aggregate amount of Before-Tax Savings Contributions, Matching Company Contributions, and Floor Company Contributions for each Taxable Year equals the amount of the Minimum Employer Contribution for such Plan Year.

MEMBER ACCOUNTS--Each Member's account is credited with the Member's Contributions, Company Contributions and an allocation of Plan earnings, net of administrative expenses and investment management fees. Allocations are based on Member account balances, as defined in the Plan Information document. The benefit to which a Member is entitled is the benefit that can be provided from the Member's vested account.

Plan accounts are valued and reconciled between the trustee and recordkeeper daily. The Plan transactions are handled through a toll-free number, electronically, over the internet, or by speaking to a Plan representative at the Benefits Center.

A Member or Deferred Member may perform a maximum of four fund reallocations or transfers in any calendar month. A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day.

VESTING--Members are immediately vested in their contributions and the Company Floor Contributions plus earnings thereon. Member's interests in Matching Company Contributions vest according to the following schedule:

                                            Non-forfeitable
        Years of Service                      Percentage
        ----------------                      ----------
Less than 1 year.........................         0%
1 but less than 2 years..................        20%
2 but less than 3 years..................        40%
3 but less than 4 years..................        60%
4 but less than 5 years..................        80%
5 or more years..........................       100%

As of December 31, 2003 and 2002, the cumulative Matching Company Contributions and Floor Company Contributions made on behalf of all Members, including a pro-rata share of investment income, were as follows:

                2003       2002
                ----       ----
Vested        $705,452   $607,506
Non-vested       6,302     13,050
              --------   --------
              $711,754   $620,556
              ========   ========

FORFEITURES--Forfeitures of the non-vested portion of any Member's Matching Company Contributions are applied to reduce future Company Contributions. Forfeitures for the years ended December 31, 2003 and 2002 were $359 and $671, respectively.

MEMBER LOANS--A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the Vested Share, or fifty thousand dollars reduced by the Member's highest outstanding loan balance, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred eighty months. Members may have two loans outstanding at the same time.

Effective January 6, 2003, a terminated Member may continue to make loan payments on their loans after separation by contacting the Plan's Benefits Center. However, no new loans can be requested after termination of employment.

PAYMENT OF BENEFITS--On termination of service due to death, disability, or retirement, a Member or his/her surviving spouse beneficiary may elect to receive either a lump-sum amount equal to the value of the Member's vested interest in his/her account, or under two alternative installment options. Upon the death of a Member, if the beneficiary is a non-spouse, the distribution must be made within five years from the Member's date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member's date of death. For termination of service due to other reasons, a Member may receive the value of the vested interest in his/her account as a lump-sum distribution, a rollover to another qualified plan or a conduit IRA, or under two alternative installment options. In either case, a Member or his/her surviving spouse beneficiary whose vested account balance is more than three thousand five hundred dollars may elect to keep his/her account balance in the Plan until the year in which the Member reaches/would have reached age 70 1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value except for its benefit-responsive investment contract investments which are stated at contract value (Note 6). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

EXPENSES--The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2003, these expenses amounted to 0.17%. These expenses are limited to services provided by unrelated vendors. The Company pays Plan administrative expenses which are not paid by the Trust. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the ITT Industries Stock Fund.

PAYMENT OF BENEFITS--Benefit payments to Members are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $272 and $0 at December 31, 2003 and 2002 respectively.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's assets:

                                                                                                     December 31
                                                                                                     -----------
                                                                                                  2003         2002
                                                                                                  ----         ----
*ITT Industries Common Stock, 7,833,063 and 9,048,386 shares, respectively                      $581,292     $549,144
Investment Contract with Transamerica Life Insurance Company, Matures 01/31/2013, 5.73% and
  1/31/2017, 6.47% respectively.                                                                  n/a        $116,437
Investment Contract with Union Bank of Switzerland,                                               n/a        $ 93,429
Investment Contract with Monumental Life Insurance Company                                      $186,971     $ 80,952
Investment Contract with Caisse des Depots et Consignations                                     $184,094        n/a
JP Morgan Index Fund, 8,875,652 and 8,454,948 shares respectively                               $180,412     $132,658
Investment Contract with Bank of America                                                        $161,442        n/a

----------
* Permitted party-in-interest

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $210,242, as follows:

Mutual Funds              $ 44,018
Common Stock               166,480
Corporate Bond                 (28)
U.S. Bonds                     (67)
U.S. Notes                    (142)
Other Federal Agencies         (19)
                          --------
     Net appreciation     $210,242
                          ========

4. PLAN TRUSTEE

During 2003 State Street Bank and Trust Company acquired the Global Custody business of Deutsche Bank Trust Company Americas. Accordingly, Deutsche Bank Trust Company Americas served as Trustee from January 1, 2003 to January 30, 2003 and was succeeded by State Street Bank & Trust for the period from January 31, 2003 to December 31, 2003.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into numerous group annuity contracts with 7 regulated insurance carriers. These contracts, which are classified as part of the Stable Value Fund, are included in the financial statements at contract value because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings and less Plan withdrawals and administrative expenses. The fair value of the investment contracts at December 31, 2003 and 2002 was $617,206 and $583,041, respectively. The fair values of these contracts were in excess of the book value at December 31, 2003 by approximately $17,958 and $24,533 at December 31, 2002.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the investment contracts at December 31, 2003 and for the year ended December 31, 2003 were 4.45% and 4.46% respectively. The crediting interest rate for the investment contracts had a range from 3.18% to 6.17% at December 31, 2003 and from 4.77% to 7.55% at December 31, 2002. The crediting interest rates are based on an agreed-upon formula with the issuers, but cannot be less than zero. The investment contracts have scheduled maturities from December 31, 2004 to May 31, 2018.

7. RELATED PARTY TRANSACTIONS

Certain Plan investments are held in funds managed by Deutsche Bank Trust Company Americas. For the period from January 1, 2003 to January 30, 2003 Deutsche Bank Trust Company Americas was the Trustee as defined by the Plan, therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for Trustee and investment management services provided by Deutsche Bank Trust Company Americas amounted to $329 for the year ended December 31, 2003. Certain administrative functions are performed by the officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan.

At December 31, 2003 and 2002, the Plan held 7,833,063 and 9,048,336 shares, respectively, of common stock of ITT Industries, Inc., the sponsoring employer, with a cost basis of $273,028 and $293,816, respectively. During the year ended December 31, 2003, the Plan recorded dividend income of $5,555.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA's rules on prohibited transactions.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.

9. ASSET TRANSFERS

During 2003, assets in the amount of $597 were transferred to the Plan from the ITT Industries BIW ("BIW") Connector Systems Employees' Savings Plan with respect to salaried employees of BIW who became eligible to participate in the Plan as of January 1, 2003. In addition, assets in the amount of $2,480 were transferred from the Plan to the HiSan, Inc. ("HiSan") Investment and Savings Plan with respect to salaried employees of HiSan who were no longer eligible to participate in the Plan as of January 1, 2003.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Plan's Form 5500:

                                                                           As of
                                                                         December 31
                                                                         -----------
                                                                    2003           2002
                                                                    ----           ----
Net assets available for benefits per the financial statements    $1,741,095    $1,500,360
   Amounts allocated to withdrawing Members                             (272)            -
                                                                  ----------    ----------
Net assets available for benefits per the Form 5500               $1,740,823    $1,500,360
                                                                  ==========    ==========

The following is a reconciliation of benefits paid (withdrawals) to Members according to the financial statements to the Form 5500:

                                                                           Year Ended
                                                                        December 31, 2003
                                                                        -----------------
Benefits paid to Members per the financial statements                        $79,769
Add:  Amounts allocated to withdrawing Members at December 31, 2003              272
Less:  Amounts allocated to withdrawing Members at December 31, 2002               -
                                                                             -------
Benefits paid to Members per the Form 5500                                   $80,041
                                                                             =======

                                                                 EIN: 13-5158950
                                                                 PN: 100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
      FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2003
BBHC                                                                    PAGE: 2
                         COMPOSITE                        AS-OF DATE : 12/31/O3
                  ASSETS HELD FOR INVESTMENT                         SCHEDULE G

(A)      (B) ISSUER/                                                                                            (E) CURRENT
FUND         UNITS                        (C) DESCRIPTION OF INVESTMENT  (B) ORIGINAL COST                         VALUE
----   --------------                     -----------------------------  -----------------                   -----------------
INTEREST BEARING CASH

         JPMCB PUBLIC BONDS FUND          MUTUAL FUND
        1,533,025.800                                                    26,511,213.24                          27,839,748.58
BBHS    1,533,025.800                                                    26,511,213.24                          27,839,748.58

         JPMCB MORTGAGE PRIVATE           PLACEMENT FD
          473,298.480                                                     9,251,379.76                           9,664,754.85
BBHS      473,298.480                                                     9,251,379.76                           9,664,754.85

         MORGAN GUARANTY TRUST CO OF NY LIQUIDITY FUND                              0.001   12/31/2003
           933,226.68                                                       933,226.68                             933,226.68
BBHP       104,695.06                                                       104,695.O6                             104,695.06
BBHQ        70,108.23                                                        70,108.23                              70,108.23
BBHR       191,644.80                                                       191,644.80                             191,644.80
BBHS       566,778.59                                                       566,778.59                             566,778.59

          PYRAMID DIRECTED ACCOUNT        CASH FUND
                0.000                                                             0.00                                   0.00
BBHJ            0.000                                                             0.00                                   0.00

          STATE STREET BANK + TRUST CO    SHORT TERM INVESTMENT FUND
       42,841,924.720                                                    42,841,924.72                          42,841,924.72
BBHA    3,212,780.420                                                     3,212,780.42                           3,212,780.42
BBHB   19,766,901.260                                                    19,766,901.26                          19,766,901.26
BBHF            5.530                                                             5.53                                   5.53
BBHI   14,834,027.380                                                    14,834,027.38                          14,834,027.38
BBHL    1,667,926.090                                                     1,667,926.09                           1,667,926.09
BBHV       88,323.870                                                        88,323.87                              88,323.87
BBHW       74,964.070                                                        74,964.07                              74,964.07
BBHX    3,046,960.010                                                     3,046,960.01                           3,046,960.01
BBHZ      150,036.090                                                       150,036.09                             150,036.09
       --------------                                                    -------------                       ----------------
       45,781,475.680                                                    79,537,744.40                          81,279,654.83

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
   FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003
BBHC                                                                    PAGE: 3
                         COMPOSITE                         AS-OF DATE: 12/31/03
                  ASSETS HELD FOR INVESTMENT                         SCHEDULE G

(A)             (B) ISSUER/                                                 (D) ORIGINAL                (E) CURRENT
FUND               UNITS                  (C) DESCRIPTION OF INVESTMENT         COST                       VALUE
----     -------------------------        -----------------------------     -------------              -------------
U.S. GOVERNMENT SECURITIES

           FNMA POOL  481585
            126,562.390                                                        124,663.94                 131,118.06
BBHI        126,562.390                                                        124,663.94                 131,118.06

           FNMA POOL 491783
            133,875.330                                                        133,739.36                 140,744.70
BBHI        133,875.330                                                        133,739.36                 140,744.70

           UNITED STATES TREAS BDS         DTD 8/15/83    8/15/13   08
          3,675,000.000                                                      5,256,838.08               5,077,530.67
BBHI      3,675,000.000                                                      5,256,838.08               5,077,530.67

           UNITED STATES TREAS NTS
          4,840,000.000                                                      4,882,350.00               4,873,463.76
BBHI      4,840,000.000                                                      4,882,350.00               4,873,463.76

           UNITED STATES TREAS NTS
          3,420,000.000                                                      3,442,176.56               3,437,233.38
BBHI      3,420,000.000                                                      3,442,176.56               3,437,233.38

           UNITED STATES TREAS NTS
          5,705,000.000                                                      5,727,810.94               5,724,613.79
BBHI      5,705,000.000                                                      5,727,810.94               5,724,613.79
         --------------                                                     -------------              -------------
         17,900,437.720                                                     19,567,578.88              19,384,704.36

                                                                EIN:  13-5158950
                                                                PN:   100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2003
BBHC
                                                                        PAGE : 4
                                    COMPOSITE               AS-OF DATE: 12/31/03
                           ASSETS HELD FOR INVESTMENT                 SCHEDULE G

(A)             (B)  ISSUER/                                                    (D) ORIGINAL   (E) CURRENT
FUND                 UNITS                  (C) DESCRIPTION OF INVESTMENT           COST           VALUE
----            ------------                -----------------------------       -----------     ----------
CORP. DEBT INSTR. - PREFERRED

               ASSOCIATES CORP NORTH AMER
                310,000.000                                                      287,456.80     324,861.09
BBHI            310,000.000                                                      287,456.80     324,861.09

               GENERAL ELEC CAP CORP MTN         TRANCHE TR 00448
                225,000.000                                                      224,876.25     229,379.62
BBHI            225,000.000                                                      224,876.25     229,379.62

               MCDONALDA CORP MTN                TRANCHE TR 00086
                240,000.000                                                      239,882.40     244,496.88
BBHI            240,000.000                                                      239,882.40     244,496.88
                -----------                                                     -----------     ----------
                775,000.000                                                      752,215.45     798,737.59

                                                                EIN:  13-5158950
                                                                PN:   100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2003

BBHC                                                                     PAGE: 5
                                   COMPOSITE                AS-OF DATE: 12/31/03
                           ASSETS HELD FOR INVESTMENT                 SCHEDULE G

 (A)            (B) ISSUER/                                           (D) ORIGINAL       (E) CURRENT
 FUND               UNITS          (C) DESCRIPTION OF INVESTMENT          COST              VALUE
-----           -----------        -----------------------------       -----------       ----------
CORPORATE STOCKS - PREFERRED

                NEWS CORP LTD         SPNSRD ADR REP PFD LTD
                25,658.600                                              635,547.76       776,172.52
BBHI            25,658.600                                              635,547.76       776,172.52
                ----------                                              ----------       ----------
                25,658.600                                              635,547.76       776,172.52

                                                                EIN:  13-5158950
                                                                PN:   100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2003

                                                                         PAGE: 6
                                   COMPOSITE                AS-OF DATE: 12/31/03
                          ASSETS HELD FOR INVESTMENT                  SCHEDULE G

(A)            (B) ISSUER/                                                      (D) ORIGINAL    (E) CURRENT
FUND              UNITS                        (C) DESCRIPTION OF INVESTMENT       COST             VALUE
----           ------------                    -----------------------------    ------------   ------------
CORPORATE   STOCKS - COMMON

               COOPER INDUSTRIES LTD                    SHS A
                 10,300.000                                                       458,732.42     596,679.00
BBHL             10,300.000                                                       458,732.42     596,679.00

               REMAISSANCERE HOLDINGS LTD               SHS
                  8,900.000                                                       397,219.97     436,545.00
BBHL              8,900.000                                                       397,219.97     436,545.00

               TRANSOCEAN INC                           SHS
                 26,000.000                                                       611,997.74     624,260.00
BBHI             26,000.000                                                       611,997.74     624,260.00

               WEATHERFORD INTL LTD                     COMMON STOCK
                 25,500.000                                                       969,801.92     918,000.00
BBHI             25,500.000                                                       969,801.92     918,000.00

               XL CAPITAL LTD                           SHS A
                 21,700.000                                                     1,579,358.97   1,682,835.00
BBHI             21,700.000                                                     1,579,358.97   1,682,835.00

               FLEXTRONICS INTERNATIONAL LTD            SHS
                 63,600.000                                                       799,718.95     943,824.00
BBHL             63,600.000                                                       799,718.95     943,824.00

               ADC TELECOMMUNICATIONS INC               COM
                 68,200.000                                                       173,609.92     202,554.00
BBHL             68,200.000                                                       173,609.92     202,554.00

               AMR CORP DEL                             COM
                 64,800.000                                                       812,639.55     839,160.00
BBHI             64,800.000                                                       812,639.55     839,160.00

               ABBOTT LABS                              COM NPV
                  1,000.000                                                        37,837.45      46,600.00
BBHI              1,000.000                                                        37,837.45      46,600.00

               AGILENT TECHNOLOGIES INC                 COM
                 26,900.000                                                       548,074.44     786,556.00
BBHI             26,900.000                                                       548,074.44     786,556.00

               ALTRIA GROUP INC                         COM
                 15,000.000                                                       610,608.86     816,300.00
BBHL             15,000.000                                                       610,608.86     816,300.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2003

BBHC                                                                     PAGE: 7
                                    COMPOSITE               AS-OF DATE: 12/31/03
                           ASSETS HELD FOR INVESTMENT                 SCHEDULE G

(A)          (B) ISSUER/                                                                 (E) CURRENT
FUND            UNITS             (C) DESCRIPTION OF INVESTMENT    (D) ORIGINAL COST        VALUE
----    ----------------------    -----------------------------    -----------------    -------------
        AMERADA HESS CORP         COM NPV
           6,300.000                                                 306,910.17           334,971.00
BBHI       6,300.000                                                 306,910.17           334,971.00

        AMERICAN ELEC PWR INC     COM
          44,700.000                                               1,917,823.64         1,363.797.00
BBHL      44,700.000                                               1,917,823.64         1,363,797.00

        AMERISOURCEBERGEN CORP    COM
           2,600.000                                                 140,984.89          145,990.00
BBHI       2,600.000                                                 140,984.89          145,990.00

        APOGENT TECHNOLOGIES INC  COM
          22,400.000                                                 509,474.79          516,096.00
BBHI      22,400.000                                                 509,474.79          516,096.00

        ARCH COAL INC             COM
          25,100.000                                                 477,616.13          782,367.00
BBHI      25,100.000                                                 477,616.13          782,367.00

        ARRON ELECTRS INC         COM
          20,000.000                                                 489,031.36          462,800.00
BBHI      20,000.000                                                 489,031.36          462,800.00

        AVENTIS                   SPONSORED ADR
           4,800.000                                                 257,304.48          318,048.00
BBHL       4,800.000                                                 257,304.48          318,048.00

        AVNET INC                 COM
          18,500.000                                                 477,492.40          400,710.00
BBHL      18,500.000                                                 477,492.40          400,710.00

        BJ SVCS CO                COM
          11,800.000                                                 413,287.68          423,620.00
BBHL      11,800.000                                                 413,287.68          423,620.00

        BP PLC                    SPONSORED ADR
          11,600.000                                                 553,993.87          572,460.00
BBHL      11,600.000                                                 553,993.87          572,460.00

        BANK AMER CORP            COM
          20,900.000                                               1,187,463.80        1,680,987.00
BBHL      20,900.000                                               1,187,463.80        1,680,987.00

        BANK NEW YORK INC         COM
          33,500.000                                                 872,654.45        1,109,520.00
BBHI      33,500.000                                                 872,654.45        1,109,520.00

                                                                 EIN: 13-5158950
                                                                 PN: 100

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
BBHC                       AS OF DECEMBER 31,2003
                                                                         PAGE: 8
                              COMPOSITE                     AS-OF DATE: 12/31/03
                      ASSETS HELD FOR INVESTMENT                      SCHEDULE G

(A)     (B) ISSUER/                                                                                   (E) CURRENT
FUND        UNITS                      (C) DESCRIPTION OF INVESTMENT        (D) ORIGINAL COST              VALUE
----        -----                       -----------------------------        -----------------             -----
        BANK ONE CORP                                COM
           16,900.000                                                           703,786.72                 770,471.00
BBHI       16,900.000                                                           703,786.72                 770,471.00

        BARRICK G0LD CORP                            COM
           19,500.000                                                           426,825.75                 442,845,00
BBHI       19,500.000                                                           426,825.75                 442,845.00

        BOISE CASCADE CORP                           COM
           46,300.000                                                         1,270,204.15               1,521,418.00
BBHI       46,300.000                                                         1,270,204.15               1,521,418.00

        BRINKER INTL INC                             COM
           14,700.000                                                           473,376.73                 487,452.00
BBHI       14,700.000                                                           473,376.73                 487,452.00

        BRISTOL HYERS SQUIBB CO                      COM
           19,300.000                                                           527,949.62                 551,980.00
BBHI       19,300.000                                                           527,949.62                 551,980.00

        BURLINGTON NORTHN SANTA FE                   COM
           20,700.000                                                           551,533.78                 669,645.00
BBHL       20,700.000                                                           551,533.78                 669,645.00

        CSX CORP                                     COM
           43,700.000                                                         1,741,629.93               1,570,578.00
BBHI       21,000.000                                                           587,404.20                 754,740.00
           22,700.000                                                         1,154,225.73                 815,838.00

        CAMBREX CORP                                 COM
           18,600.000                                                           620,252.77                 469,836.00
BBHI       18,600.000                                                           620,252.77                 469,836.00

        CERIDIAN CORP NEW                            COM
           50,500.000                                                           802,814.76               1,057,470.00
BBHI       50,500.000                                                           802,814.76               1,057,470.00

        CHEVRONTEXACO CORP                           COM
           10,400.000                                                           861,015.56                 898,456.00
BBHL       10,400.000                                                           861,015.56                 898,456.00

        CHUBB CORP                                   COM
           23,200.000                                                         1,444,494.96               1,579,920.00
BBHL       23,200.000                                                         1,444,494.96               1,579,920.00

        CITIGROUP INC                                COM
           29,100.000                                                         1,362,769.83               1,412,514.00
BBHL       29,100.000                                                         1,362,769.83               1,412,514.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2003

BBHC.                                                                    PAGE: 9
                                    COMPOSITE               AS-OF DATE: 12/31/03
                           ASSETS HELD FOR INVESTMENT                 SCHEDULE G

(A)          (B) ISSUER/                                                                       (E) CURRENT
FUND            UNITS                   (C) DESCRIPTION OF INVESTMENT    (D) ORIGINAL COST         VALUE
----    --------------------------      -----------------------------    -----------------     ------------
        COMCAST CORP NEW                CL A SPL
          27,900.000                                                       890,562.84             872,712.00
BBHL      27,900.000                                                       890,562.84             872,712.00

        COMPASS MINERALS INTL INC       COM
          13,500.000                                                       178,122.58             192,780.00
BBHI      13,500.000                                                       178,122.58             192,780.00

        COMOCOPHILLIPS                  COM
          35,244.000                                                     1,797,407.41           2,310.949.08
BBHL      35,244.000                                                     1,797,407.41           2,310.949.08

        CONSOL ENERGY INC               COM
          20,900.000                                                       391,938.79             541,310.00
BBHI      20,900.000                                                       391,938.79             541,310.00

        COOPER TIRE + RUBR CO           COM
          6,500.000                                                        155,988.55             138,970.00
BBHL      6,500.000                                                        155,988.55             138,970.00

        COSTCO WHSL CORP NEW            COM
          21,800.000                                                       695,547.38             810,524.00
BBHI      21,800.000                                                       695,547.38             810,524.00

        DIRECTV GROUP INC               COM
          86,355.380                                                     1,076,817.16           1,429,181.47
BBHI      86,355.380                                                     1,076,817.16           1,429,181.47

        DONNELLEY R R & SONS CO         COM
          6,400.000                                                        167,976.94             192,960.00
BBHL      6,400.000                                                        167,976.94             192,960.00

        DOUBLECLICK INC                 COM
          39,700.000                                                       341,277.42             405,734.00
BBHI      39,700.000                                                       341,277.42             405,734.00

        EATON VANCE CORP                COM NO VTG
          11,900.000                                                       410,550.00             436,016.00
BBHI      11,900.000                                                       410,550.00             436,016.00

        EDWARDS A G INC                 COM
          15,400.000                                                       542,411.94             557,942.00
BBHI      15,400.000                                                       542,411.94             557,942.00

        ENTERGY CORP                    COM
          14,100,000                                                       721,833.72             805,533.00
BBHL      14,100,000                                                       721,833.72             805,533.00


                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2003

BBHC                                                                    PAGE: 10
                                    COMPOSITE               AS-OF DATE: 12/31/03
                           ASSETS HELD FOR INVESTMENT                 SCHEDULE G

(A)          (B) ISSUER/                                                                       (E) CURRENT
FUND            UNITS                   (C) DESCRIPTION OF INVESTMENT    (D) ORIGINAL COST         VALUE
----    -------------------------       -----------------------------    -----------------     ------------
        FHC TECHNOLOGIES INC            COM
          13,848.000                                                       234,438.79            322,658.40
BBHI      13,848.000                                                       234,438.79            322,658.40

        FEDERAL HOME LN MTG CORP.       COM
           8,300.000                                                       525,954.40            484,056.00
BBHL       8,300.000                                                       525,954.40            484,056.00

        FEDERAL HATK HTG ASSH           COM
          17,100.000                                                     1,324,417.85          1,283,526.00
BBHL      17,100.000                                                     1,324,417.85          1,283,526.00

        FEDERATED DEPT STORES INC DEL   COM
           8,400.000                                                       294,376.02            395,892.00
BBHL       8,400.000                                                       294,376.02            395,892.00

        FISHER SCIENTIFIC INTL INC      COM NEW
          18,800.000                                                       523,980.73            777,756.00
BBHI      18,800.000                                                       523,980.73            777,756.00

        FLEETBOSTON FINL CORP           COM
          16,100.000                                                       591,183.28            702,765.00
BBHL      16,100.000                                                       591,183.28            702,765.00

        GENERAL ELEC CO                 COM
          41,400.000                                                     1,258,071.32          1,282,572.00
BBHL      41,400.000                                                     1,258,071.32          1,282,572.00

        GENUINE PARTS CO                COM
          19,546.000                                                       540,298.56            648,927.20
BBHL      19,546.000                                                       540,298.56            648,927.20

        GLAXOSMITHKLINE PLC             SPONSORED ADR
          33,300.000                                                     1,354,678.25          1,552,446.00
BBHL      33,300.000                                                     1,354,678.25          1,552,446.00

        GOLDEN WEST FINL CORP DEL       COM
          11,000.000                                                       674,848.99          1,135,090.00
BBHL      11,000.000                                                       674,848.99          1,135,090.00

        GOODRICH CORP                   COM
           12,900.00                                                       287,205.66            383,001.00
BBHI       12,900.00                                                       287,205.66            383,001.00

        GREAT LAKES CHEMICAL CORP       COM
          33,400.000                                                       704,185.70            908,146.00
BBHI      33,400.000                                                       704,185.70            908,146.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2003

BBHC.                                                                   PAGE: 11
                                    COMPOSITE               AS-OF DATE: 12/31/03
                           ASSETS HELD FOR INVESTMENT                 SCHEDULE G

(A)          (B) ISSUER/                                                                       (E) CURRENT
FUND            UNITS                   (C) DESCRIPTION OF INVESTMENT    (D) ORIGINAL COST         VALUE
----    --------------------            -----------------------------    -----------------     ------------
        GUIDANT CORP                    COM
           4,800.000                                                         261,083.31            288,960.00
BBHL       4,800.000                                                         261,083.31            288,960.00

        HALLIBURTOH CO                  COM
          40,400.000                                                         950,938.29          1,050,400.00
BBHI      40,400.000                                                         950,938.29          1,050,400.00

        HARMONY GOLD MNG LTD            SPONSERED ADR
          43,200.000                                                         521,677.95            701,136.00
BBHI      43,200.000                                                         521,677.95            701,136.00

        HEWITT ASSOCS INC               COM
          12,100.000                                                         292,243.84            361,790.00
BBHI      12,100.000                                                         292,243.84            361,790.00

        HEWLETT PACKARD CO              COM
          88,600.000                                                       2,266,434.72          2,035,142.00
BBHL      88,600.000                                                       2,266,434.72          2,035,142.00

        INC GLOBAL INC                  COM
          34,500.000                                                         238,324.90            342,585.00
BBHI      34,500.000                                                         238,324.90            342,585.00

        ITT INDS INC                    COM
        7,833,063.00                                                     273,027,558.03        581,291,605.23
BBHA    7,833,063.00                                                     273,027,558.03        581,291,605.23

        INGRAM MICRO INC                CL A
          18,600.000                                                         269,460.99            295,740.00
BBHL      18,600.000                                                         269,460.99            295,740.00

        INTERNATIONAL PAPER CO          COM
          12,896.000                                                         495,798.02            555,946.56
BBHL      12,896.000                                                         495,798.02            555,946.56

        INTERPUBLIC GROUP COS INC       COM
          51,700.000                                                         720,314.86            806,520.00
BBHI      51,700.000                                                         720,314.86            806,520.00

        JPMCB MACS EQUITY               ITTS MACS EQUITY FUND
          29,803.908                                                         444,996.34            504,580.16
BBHR      29,803.908                                                         444,996.34            504,580.16

        ITT EMERGING MARKETS FD         JP MORGAN AGGRESSIVE FD
          10,518.675                                                         204,408.42            237,301.29
BBHQ       5,465.351                                                         105,147.02            123,298.31
BBHR       5,053.324                                                          99,261.40            114,002.98

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS(HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003
 BBHC                                                                   PAGE: 12
                                    COMPOSITE               AS-OF DATE: 12/31/03
                            ASSETS HELD FOR INVESTMENT                SCHEDULE G

(A)               (B) ISSUER/                                                                        (E) CURRENT
FUND                 UNITS                   (C) DESCRIPTION OF INVESTMENT      (D) ORIGINAL COST        VALUE
----        -----------------------          -----------------------------      -----------------   --------------
            JPMCB US ACT FIX CORE            ITTS FIXED CORE FUND
                   165,183.092                                                    3,977,265.75        4,046,985.74
BBHP                61,428.410                                                    1,476,839.48        1,504,996.04
BBHQ                77,573.600                                                    1,866,267.41        1,900,553.20
BBHR                26,181.082                                                      634,158.86          641,436.50

            JPMCB US SMALL COMP EQ2          ITTS US SH CAP EQ FD
                    16,961.368                                                      230,193.93          249,671.33
BBHQ                 8,002.070                                                      106,360.44          117,790.47
BBHR                 8,959.298                                                      123,833.49          131,880.86

            JPMCB US REAL ESTATE SEC         ITTS US REAL EST SEC FUND
                    11,638.923                                                      176,635.86          223,001.76
BBHQ                 5,523.829                                                       82,386.56          105,836.56
BBHR                 6,115.094                                                       94,249.30          117,165.20

                   JPMCB DISC EQ FD          ITTS EQUITY FUND
                    58,597.436                                                    1,019,612.53        1,170,776.74
BBHP                 8,086.300                                                      144,042.63          161,564.25
BBHQ                50,511.136                                                      875,569.90        1,009,212.49

            JPMCB STRAT SMALL COMP EQ        ITTS STRAT SH CO EQ FD
                    40,976.133                                                      726,034.16          901,884.76
BBHP                 2,602.470                                                       42,921.88           57,280.45
BBHQ                20,644.251                                                      357,001,25          454,379.96
BBHR                17,729.412                                                      326,111.03          390,224.35

            JP MORGAN EMERG MKTS EQ FOC FD   ITTS EMERG MKTS EQ OPP FD
                     6,427.796                                                       77,361.10           96,609.77
BBHR                 6,427.796                                                       77,361.10           96,609.77

                 JPM INDEX                   ITT JP MORGAN INDEX FUND
                 8,875,652.203                                                  155,295,403.35      180,442,009.29
BBHJ             8,875,652.203                                                  155,295,403.35      180,442,009.29

            JANUS CAP GROUP INC              COM
                    41,100.000                                                      652,887.84          674,451.00
BBHI                41,100.000                                                      652,887.84          674,451.00

            JEFFERSON PILOT CORP             COM
                    17,700.000                                                      851,777.65          896,505.00
BBHL                17,700.000                                                      851,777.65          896,505.00

            KIMBERLY CLARK CORP              COM
                    17,100.000                                                      823,869.96        1,010,439.00
BBHI                17,000.000                                                      823,869.96        1,010,439.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS(HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003
 BBHC                                                                   PAGE: 13
                                    COMPOSITE               AS-OF DATE: 12/31/03
                            ASSETS HELD FOR INVESTMENT                SCHEDULE G

(A)               (B) ISSUER/                                                                       (E) CURRENT
FUND                 UNITS                   (C) DESCRIPTION OF INVESTMENT      (D) ORIGINAL COST        VALUE
----        -------------------------        -----------------------------      ------------------   -------------
            KROGER CO                        COM
                    50,200.000                                                    901,549.62          929,202.00
BBHI                29,400.000                                                    526,345.49          544,194.00
BBHL                20,800.000                                                    375,204.13          385,008.00

            LEAR CORP                        COM
                    11,700.000                                                    525,042.39          717,561.00
BBHL                11,700.000                                                    525,042.39          717,561.00

            LEHMAN BROTHERS HLDGS INC        COM
                    16,200.000                                                  1,117,733.84        1,250,964.00
BBHL                16,200.000                                                  1,117,733.84        1,250,964.00

            LIMITED BRANDS  INC              COM
                    20,700.000                                                    337,496.33          373,221.00
BBHI                20,700.000                                                    337,496.33          373,221.00

            LINENS N THINGS INC              COM
                    10,300.000                                                    248,948.10          309,824.00
BBHI                10,300.000                                                    248,948.10          309,824.00

            LOCKHEED MARTIN CORP             COM
                     7,500.000                                                    385,436.22          385,500.00
BBHI                 7,500.000                                                    385,436.22          385,500.00

            LUBRIZOL CORP                    COM
                     7,200.000                                                    243,085.50          234,144.00
BBHL                 7,200,000                                                    243,085.50          234,144.00

            MAGNA INTL INC                   CL A SUB VTG
                     9,900.000                                                    573,120.99          792,495.00
BBHL                 9,900.000                                                    573,120.99          792,495.00

            MANPOWER INC WIS                 COM
                    17,000.000                                                    571,270.34          800,360.00
BBHI                17,000.000                                                    571,270.34          800,360.00

            MAY DEPT STORES CO               COM
                    27,600.000                                                    984,097.40          802,332.00
BBHL                27,600.000                                                    984,097.40          802,332.00

            MAYTAG CORP                      COM
                    17,400.000                                                    463,173.55          484,590.00
BBHI                17,400.000                                                    463,173.56          484,590.00

            MEADWESTVACO CORP                COM
                    60,650.000                                                  1,295,661.18        1,506,837.50
BBHI                23,900.000                                                    573,112.88          711,025.00
BBHL                26,750.000                                                    722,548.30          795,812.50

                                                                 EIN: 13-5158950
                                                                 PN:  100

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS(HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003
 BBHC                                                                   PAGE: 14
                                    COMPOSITE               AS-OF DATE: 12/31/03
                            ASSETS HELD FOR INVESTMENT                SCHEDULE G

(A)                   (B) ISSUER/                                                                        (E) CURRENT
FUND                      UNITS                  (c) DESCRIPTION OF INVESTMENT      (D) ORIGINAL COST        VALUE
----        --------------------------           -----------------------------      -----------------    ------------
            MEDCO HEALTH SOLUTIONS INC           COM
               10,200.000                                                            255,078.46            346,698.00
BBHI           10,200.000                                                            255,078.46            346,698.00

            MEDIMMUNE INC                        COM
               20,500.000                                                            540,550.68            520,700.00
BBHI           20,500.000                                                            540,550.68            520,700.00

            MELLON FINL CORP                     COM
               28,900.000                                                            834,840.48            927,979.00
BBHI           28,900.000                                                            834,840.48            927,979.00

            MENTOR GRAPHICS CORP                 COM
               18,600.000                                                            289,344.42            270,444.00
BBHI           18,600.000                                                            289,344.42            270,444.00

            MERCK + CO INC                       COM
               14,200.000                                                            632,960.29            656,040.00
BBHI           14,200.000                                                            632,960.29            656,040.00

            MERRILL LYNCH + CO INC               COM
               12,700.000                                                            503,818.53            744,855.00
BBHI           12,700.000                                                            503,818.53            744,855.00

            METLIFE INC                          COM
               30,000.000                                                            773,812.60          1,010,100.00
BBHL           30,000.000                                                            773,812.60          1,010,100.00

            MICROSOFT CORP                       COM
               30,000.000                                                            784,977.35            826,200.00
BBHI           30,000.000                                                            784,977.35            826,200.00

            MILLENNIUM CHEMICALS INC             COM
               10,400.000                                                            306,513.98            131,872.00
BBHL           10,400.000                                                            306,513.98            131,872.00

            MOTOROLA INC                         COM
                6,500.000                                                             90,989.85             91,455.00
BBHI            6,500.000                                                             90,989.85             91,455.00

            NATIONAL CITY CORP                   COM
               34,100.000                                                            804,755.55          1,157,354.00
BBHL           34,100.000                                                            804,755.55          1,157,354.00

            NATIONAL FINL PARTNERS CORP          COM
               13,900.000                                                            359,748.64            382,945.00
BBHI           13,900.000                                                            359,748.64            382,945.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS(HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2003
 BBHC                                                                   PAGE: 15
                                    COMPOSITE               AS-OF DATE: 12/31/03
                            ASSETS HELD FOR INVESTMENT                SCHEDULE G


(A)                   (B) ISSUER/                                                                         (E) CURRENT
FUND                      UNITS                  (C) DESCRIPTION OF INVESTMENT      (D) ORIGINAL COST         VALUE
----        --------------------------           -----------------------------      ------------------   -------------
            NAVISTAR INTL CORP INC               COM
                6,900.000                                                             169,887.20           330,441.00
BBHI            6,900.000                                                             169,887.20           330,441.00

            HORDSTROM INC                        COM
               13,300.000                                                             261.516.49           456,190.00
BBHI           13,300.000                                                             261,516.49           456,190.00

            NORFOLK SOUTHN CORP                  COM
                57,700.00                                                           1,510,901.55         1,364,605.00
BBHL            57,700.00                                                           1,510,901.55         1,364,605.00

            MORTEL NETWORKS CORP                 COM
              195,800.000                                                             353,806.92           828,234.00
BBHL          195,800.000                                                             353,806.92           828,234.00

            NORTHROP GRUNMAN CORP                COM
               13,100.000                                                           1,228,001.05         1,252,360.00
BBHI           13,100.000                                                           1,228,001.05         1,252,360.00

            OCCIDENTAL PETE CORP                 COM
               37,900.000                                                           1,016,957.06         1,600,896.00
BBHL           37,900.000                                                           1,016,957.06         1,600,896.00

            OLIN CORP                            COM PAR   1
               41,000.000                                                             704,268.72           822,460.00
BBHI           41,000.000                                                             704,268.72           822,460.00

            OVERNITE  CORP                       COM
                5,900.000                                                             112,100.00           134,225.00
BBHI            5,900.000                                                             112,100.00           134,225.00

            OWENS ILL INC                        COM NEW
               21,600.000                                                             415,281.28           256,824.00
BBHL           21,600.000                                                             415,281.28           256,824.00

            PARKER HANNIFIN CORP                 COM
                7,600.000                                                             287,341.24           452,200.00
BBHL            7,600,000                                                             287,341.24           452,200.00

            PEPSICO INC                          COM
               21,900.000                                                           1,030,259.49         1,020,978.00
BBHL           21,900.000                                                           1,030,259.49         1,020,978.00

            PFIZER INC                           COM
               82,500.000                                                           2,784,096.46         2,914,725.00
BBHI           38,300.000                                                           1,166,482.65         1,353,139.00
BBHL           44,200.000                                                           1,617,613.81         1,561,586.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
   FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003
 BBHC                                                                   PAGE: 16
                                    COMPOSITE               AS-OF DATE: 12/31/03
                            ASSETS HELD FOR INVESTMENT                SCHEDULE G

(A)                  (B) ISSUER/                                                                          (E) CURRENT
FUND                    UNITS                    (C) DESCRIPTION OF INVESTMENT      (D) ORIGINAL COST         VALUE
----        -----------------------------        -----------------------------      -----------------    --------------
            POLO RALPH LAUREH CORP               CL A
               33,700.000                                                             765,968.96           970,560.00
BBHI           33,700.000                                                             765,968.96           970,560.00

            QWEST DIAGNOSTICS INC                COM
                5,200.000                                                             336,442.06           380,172.00
BBHI            5,200.000                                                             336,442.06           380,172.00

            QWEST COMMUNICATIONS INTL INC        COM
              190,200.000                                                           1,983,841.87           821,664.00
BBHL          190,200.000                                                           1,983,841.87           821,664.00

            RADIO ONE INC                        MON VTG CL D
               44,400.000                                                             706,193.15           856,920.00
BBHI           44,400.000                                                             706,193.15           856,920.00

            ROMAN COS INC                        COM
               45,500.000                                                             970,554.62         1,054,235.00
BBHI           45,500.000                                                             970,554.62         1,054,235.00

            SBC COMMUNICATIONS INC               COM
               55,900.000                                                           1,637,915.81         1,457,313.00
BBHI           33,400.000                                                             779,889.20           870,738.00
BBHL           22,500.000                                                             858,026.61           586,575.00

            SAFEWAY INC                          COM NEW
               22,400.000                                                             553,205.58           490,784.00
BBHL           22,400.000                                                             553,205.58           490,784.00

            SANMINA SCI CORP                     COM
               36,400.000                                                             244,504.65           459,004.00
BBHL           36,400.000                                                             244,504,65           459,004.00

            SCHLUMBERGER LTD                     COM
               28,900.000                                                           1,260,168.01         1,581,408.00
BBHI           28,900.000                                                           1,260,168.01         1,581,408.00

            SEARS ROEBUCK + CO                   COM
                8,000.000                                                             275,288.34           363,920.00
BBHL            8,000.000                                                             275,288.34           363,920.00

            SEMPRA ENERGY                        COM
                3,900.000                                                              92,373.49           117,234.00
BBHL            3,900.000                                                              92,373.49           117,234.00

            SMURFIT STONE CONTAINER CORP         COM
               50,600.000                                                             893,939.65           939,642.00
BBHL           50,600.000                                                             893,939.65           939,642.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
   FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2003
 BBHC                                                                   PAGE: 17
                                    COMPOSITE               AS-OF DATE: 12/31/03
                            ASSETS HELD FOR INVESTMENT                SCHEDULE G

(A)                   (B) ISSUER/                                                                         (E) CURRENT
FUND                      UNITS                  (C) DESCRIPTION OF INVESTMENT      (D) ORIGINAL COST         VALUE
-----------------------------------------------------------------------------------------------------------------------
            SOLECTROM CORP                       COM
              111,800.000                                                             998,761.70            660,738.00
BBHL          111,800.000                                                             998,761.70            660,738.00

            SOUTHWEST BANCORPORATION TEX         COM
               15,000.000                                                             466,096.28            582,750.00
BBHI           15,000.000                                                             466,096.28            582,750.00

            SPINNAKER EXPL CO                    COM
               15,900.000                                                             347,993.11            513,093.00
BBHI           15,900.000                                                             347,993.11            513,093.00

            SPRINT CORP                          COM
               41,500.000                                                             525,945.73            681,430.00
BBHL           41,500.000                                                             525,945.73            681,430.00

            SPRINT CORP                          PCS COM SER 1
               76,375.000                                                             449,649.24            429,227.50
BBHL           76,375.000                                                             449,649.24            429,227.50

            SYBASE INC                           COM
               10,100.000                                                             150,868.99            207,858.00
BBHI           10,100.000                                                             150,868.99            207,858.00

            SYHBOL TECHNOLOGIES INC              COM
               59,900.000                                                             697,115.26          1,011,711.00
BBHI           59,900.000                                                             697,115.26          1,011,711.00

            TECH DATA CORP                       COM
               17,900.000                                                             653,838.93            710,451.00
BBHL           17,900.000                                                             653,838.93            710,451.00

            TELLABS INC                          COM
              125,500.000                                                            1,373,647.79         1,057,965.00
BBHI           49,200.000                                                              359,396.80           414,756.00
BBHL           76,300.000                                                            1,014,250.99           643,209.00

            TEMPLE INLAND INC                    COM
               19,000.000                                                             892,597.30          1,190,730.00
BBHI           19,000.000                                                             892,597.30          1,190,730.00

            TEXTROM  INC                         COM
               22,700.000                                                             858,239.61          1,295,262.00
BBHL           22,700.000                                                             858,239.61          1,295,262.00

            THOMAS + BETTS CORP                  COM
                6,300.000                                                             183,666.82            144,207.00
BBHL            6,300.000                                                             183,666.82            144,207.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS(HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003
 BBHC                                                                   PAGE: 18
                                    COMPOSITE               AS-OF DATE: 12/31/03
                            ASSETS HELD FOR INVESTMENT                SCHEDULE G

(A)                  (B) ISSUER/                                                                          (E) CURRENT
FUND                    UNITS                    (C) DESCRIPTION OF INVESTMENT      (D) ORIGINAL COST         VALUE
----        ----------------------------         -----------------------------      -----------------     -------------
            TORCHMARK INC                        COM
               14,600.000                                                            582,964.66             664,884.00
BBHL           14,600.000                                                            582,964.66             664,884.00

            TOTAL SA                             SPONSORED ADR
                8,700.000                                                            602,175.70             804,837.00
BBHI            8,700.000                                                            602,175.70             804,837.00

            TRAVELERS PPTY CAS CORP NEW          CL A
               23,800.000                                                            380,029.68             399,364.00
BBHL           23,800.000                                                            380,029.68             399,364.00

            V F CORP                             COM
               20,750.000                                                            834,833.90             897,230.00
BBHL           20,750.000                                                            834,833.90             897,230.00

            VALERO ENERGY CORP                   COM
                9,800.000                                                            324,949.72             454,132.00
BBHL            9,800.000                                                            324,949.72             454,132.00

            VIACOH INC                           CL B FORMERLY COH HOH VT6
               22,000.000                                                            854,669.34             976,360.00
BBHI           22,000.000                                                            854,669.34             976,360.00

            VISHAY INTERTECHNOLOGIES INC         COM
               21,400.000                                                            313,902.19             490,060.00
BBHI           21,400.000                                                            313,902.19             490,060.00

            WACHOVIA CORP 2ND NEW                COM
               29,200.000                                                            903,312.57           1,360,428.00
BBHL           29,200.000                                                            903,312.57           1,360,428.00

            WASHINGTON MUT INC                   COM
               24,000.000                                                            818,774.28             962,880.00
BBHL           24,000.000                                                            818,774.28             962,880.00

            WENDYS INTL INC                      COM
               18,200.000                                                            547,623.02             714,168.00
BBHI           18,200.000                                                            547,623.02             714,168.00

            WESTWOOD ONE INC                     COM
               10,900.000                                                            356,053.47             372,889.00
BBHI           10,900.000                                                            356,053.47             372,889.00

            WHIRLPOOL CORP                       COM
                6,100.000                                                            324,721.47             443,165.00
BBHL            6,100.000                                                            324,721.47             443,165.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
   FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003
 BBHC                                                                   PAGE: 19
                                    COMPOSITE               AS-OF DATE: 12/31/03
                            ASSETS HELD FOR INVESTMENT                SCHEDULE G

(A)               (B) ISSUER/                                                                               (E) CURRENT
FUND                 UNITS                       (C) DESCRIPTION OF INVESTMENT      (D) ORIGINAL COST          VALUE
----        -----------------------              -----------------------------     ------------------     ---------------
            WISCONSIN- ENERGY CORP               COM
                10,300.000                                                             265,857.26             344,535.00
BBHL            10,300.000                                                             265,857.26             344,535.00

            WYETH                                COM
                18,900.000                                                             881,609.89             802,305.00
BBHL            18,900.000                                                             881,609.89             802,305.00
            --------------                                                         --------------         --------------
            21,099,586.914                                                         533,607,366.34         878,946,077.78

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003

BBHC                                                                    PAGE: 20
                                    COMPOSITE               AS-OF DATE: 12/31/03
                           ASSETS HELD FOR INVESTMENT                 SCHEDULE G

 (A)        (B) ISSUER/                                                                                   (E) CURRENT
FUND           UNITS                     (C) DESCRIPTION OF INVESTMENT          (D) ORIGINAL COST           VALUE
-----       -----------                  -----------------------------          -----------------       -------------
LOANS TO PARTICIPANTS - OTHER

             PARTICIPANTS LOANS
            22,267,395.980                                                          22,267,395.98       22,267,395.98
BBHY        22,267,395.980                                                          22,267,395.98       22,267,395.98
            --------------                                                          -------------       -------------
            22,267,395.980                                                          22,267,395.98       22,267,395.98

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2003

BBHC                                                                    PAGE: 21
                                    COMPOSITE               AS-OF DATE: 12/31/03
                           ASSETS HELD FOR INVESTMENT                 SCHEDULE G

 (A)        (B) ISSUER/                                                                                            (E) CURRENT
FUND           UNITS                             (C) DESCRIPTION OF INVESTMENT          (D) ORIGINAL COST             VALUE
-----       -----------                          -----------------------------          -----------------        --------------
OTHER

             PYRAMID INTERMEDIATE MANAGED MATURING FUND
            148,530,476.290                                                                155,705,934.87        154,345,444.44
BBHF        148,530,476.290                                                                155,705,934.87        154,345,444.44

             PYRAMID SHORT MNGD MATURING FD
             67,923,140.370                                                                 63,733,179.20         55,711,238.96
BBHF         67,923,140.370                                                                 63,733,179.20         55,711,238.96
            ---------------                                                                --------------        --------------
            216,453,616.650                                                                219,439,114.07        210,056,683.40

                                                                 EIN: 13-5158950
                                                                 PN: 100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003

BBHC                                                                    PAGE: 22
                                    COMPOSITE               AS-OF DATE: 12/31/03
                           ASSETS HELD FOR INVESTMENT                 SCHEDULE G

 (A)        (B) ISSUER/                                                                                        (E) CURRENT
FUND           UNITS                             (C) DESCRIPTION OF INVESTMENT          (D) ORIGINAL COST         VALUE
-----       ----------                           -----------------------------          -----------------      -----------
COMMON/COLLECTIVE TRUSTS

             JPMCB CORPORATE HIGH YIELD          OPPORTUNITY FUND
                 14,919.764                                                                    209,856.99       236,030.65
BBHQ              7,752.508                                                                    108,265.43       122,644.67
BBHR              7,167.256                                                                    101,591.56       113,385.98
                 ----------                                                                    ----------       ----------
                 14,919.764                                                                    209,856.99       236,030.65

                                                                 EIN: 13-5158950
                                                                 PN: 100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003

BBHC                                                                    PAGE: 23
                                    COMPOSITE               AS-OF DATE: 12/31/03
                           ASSETS HELD FOR INVESTMENT                 SCHEDULE G

 (A)        (B) ISSUER/                                                                                           (E) CURRENT
FUND           UNITS                             (C) DESCRIPTION OF INVESTMENT          (D) ORIGINAL COST            VALUE
-----       -----------                          -----------------------------          -----------------       --------------
REGISTERED INVESTMENT COMPANY

             AMERICAN CENTY QUANTITATIVE         SMALL CAP QUANTITATIVE FD INV
              4,137,290.840                                                                 31,001,950.39        34,546,378.51
BBHO          4,137,290.840                                                                 31,001,950.39        34,546,378.51

             AMERICAN CENTY MUT FDS INC          TWENTIETH CENTY ULTRA FD INV
              2,370,601.380                                                                 52,033,767.77        63,176,526.83
BBHN          2,370,601.380                                                                 52,033,767.77        63,176,526.83

             JPNCB STRATEGIC PROPERTY            FHD
                    248.723                                                                    234,797.39           241,092.66
BBHQ                120.049                                                                    113,381.14           116,366.13
BBHR                128.674                                                                    121,416.25           124,726.53

             JPNCB EAFE EQ OPP FUND              ITT EQUITY OPPORTUNITIES FUND
                 62,601.391                                                                    600,396.60           749,338.67
BBHP              4,254.970                                                                     38,695.38            50,932.02
BBHQ             23,504.795                                                                    216,378.33           281,352.39
BBHR             34,841.626                                                                    345,322.89           417,054.26

             JPNCB US AALYST FUND
                215,462.594                                                                  1,787,388.15         2,038,276.12
BBHP              8,542.500                                                                     70,896.12            80,812.04
BBHQ             88,747.712                                                                    720,102.81           839,553.35
BBHR            118,172.382                                                                    996,389.22         1,117,910.73

             JPNCB EMERGING MARKETS              FIXED INCOME
                 18,237.327                                                                    176,801.74           232,161.16
BBHQ             10,613.925                                                                    100,190.92           135,115.26
BBHR              7,623.402                                                                     76,610.82            97,045.90

             JPNCB EAFE PLUS FUND                MGT EAFE PLUS FUND
                 69,438.512                                                                    725,148.66           840,205.91
BBHP              4,240.090                                                                     43,813.74            51,305.02
BBHQ             29,878.470                                                                    308,943.95           361,529.48
BBHR             35,319.952                                                                    372,390.97           427,371,41

             NEW PERSPECTIVE FUND INC
              2,214,570.740                                                                 51,556,505.01        54,234,837.34
BSHM          2,214,570.740                                                                 51,556,505.01        54,234,837.34

             PYRAMID INTERMEDIATE FXD INC
            126,367,741.230                                                                198,528,909.39       254,092,672.00
BBHD         44,238,457.900                                                                 61,106,014.34        88,952,036.84
BBHG         82,129,283.330                                                                137,422,895.05       165,140,635.16

                                                                 EIN: 13-5158950
                                                                 PN: 100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003

BBHC                                                                    PAGE: 24
                                    COMPOSITE               AS-OF DATE: 12/31/03
                           ASSETS HELD FOR INVESTMENT                 SCHEDULE G

 (A)        (B) ISSUER/                                                                                           (E) CURRENT
FUND           UNITS                             (C) DESCRIPTION OF INVESTMENT          (D) ORIGINAL COST             VALUE
-----       -----------                          -----------------------------          -----------------       --------------
            135,456,192.737                                                                336,645,665.10       410,151,489.20

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2003

BBHC                                                                    PAGE: 25
                                    COMPOSITE               AS-OF DATE: 12/31/03
                           ASSETS HELD FOR INVESTMENT                 SCHEDULE G

 (A)        (B) ISSUER/                                                                                          (E) CURRENT
FUND           UNITS                             (C) DESCRIPTION OF INVESTMENT          (D) ORIGINAL COST            VALUE
-----       -----------                          -----------------------------          -----------------       --------------
INSURANCE CO. GENERAL ACCOUNT
             BANK OF AMERICA                                                                        3.910 06/30/2006
             161,441,683.57                                                                161,441,683.57       161,441,683.57
BBHB         161,441,683.57                                                                161,441,683.57       161,441,683.57

             BUSINESS MENS ASSURANCE CO          BMA 1442                                           4.800 08/01/2005
              10,562,595.69                                                                 10,562,595.69        10,562,595.69
BBHB          10,562,595.69                                                                 10,562,595.69        10,562,595.69

             ITT INDUSTRIES SAVING + INV         DEUTSCHE ASSET MGMT
            183,291,090.940                                                                183,291,090.94       183,291,090.94
BBHB        183,291,090.940                                                                183,291,090.94       183,291,090.94

             ITT INDUSTRIES AIYY101              GIC FUND
             18,298,700.000                                                                 18,298,700.00        18,298,700.00
BBHB         18,298,700.000                                                                 18,298,700.00        18,298,700.00

             MONUMENTAL                          MDA00541TR
            186,335,163.570                                                                186,335,163.57       186,335,163.57
BBHB        186,335,163.570                                                                186,335,163.57       186,335,163.57

             PYRAMID GIC FD
             17,366,355.510                                                                 17,366,355.51        17,366,355.51
BBHB         17,366,355.510                                                                 17,366,355.51        17,366,355.51
            ---------------                                                              ----------------       --------------
            577,295,589.280                                                                577,295,589.28       577,295,589.28